FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 22, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for October 22, 2008 and incorporated by reference herein is the Registrant’s immediate report dated October 22, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: October 22, 2008

BLUEPHOENIX SIGNS $6 MILLION PARTNERSHIP RENEWAL
AGREEMENT WITH LEADING BANKING SOLUTION VENDOR

—	Deal Includes Ongoing Enhancements to Banking Solution that is Scalable and Portable AcrossArchitectures, Hardware and Software

—	The company started recognizing revenues earlier this year

HERZLIYA, ISRAEL, October 22, 2008 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced the renewal of a partnership agreement with a global supplier of banking solutions. The initial value of this agreement is estimated at $6 million over two years.

As part of this agreement, BluePhoenix will participate in the further development of a banking platform and vendor neutral solution that is scalable and portable across architectures, hardware and software. In the initial stages of implementation, BluePhoenix will be working on the globalization and service enablement of a core banking solution.

“We are excited to announce this continued partnership and to be a preferred partner for development and implementation work with this leading banking solutions vendor,” said Yaron Tchwella, president of BluePhoenix. “We will use our extensive experience in modernization to enable them to provide advanced features and functionality to their growing base of core banking customers around the world.”

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

BluePhoenix Contact
Colleen Pence
+1210-408-0212, ext. 600
cpence@bphx.com

Investor Contact	Financial Media Contact
Peter Seltzberg	Jeffrey Stanlis
Hayden Communications	Hayden Communications
(646) 415-8972	(602) 476-1821
peter@haydenir.com	jeff@haydenir.com